EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

Name of the Entity	Place of Incorporations
Alphaville Urbanismo S.A.	Federative Republic of Brazil
Fit Residencial Empreendimentos Imobiliários Ltda.	Federative Republic of Brazil
Gafisa SPE-30 Empreendimentos Imobiliários Ltda.	Federative Republic of Brazil
Gafisa SPE-41 Empreendimentos Imobiliários Ltda.	Federative Republic of Brazil